Massachusetts Tax-Free Income Fund

Shareholder meeting
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 5,524,095 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                         FOR            AUTHORITY
James F. Carlin         5,471,506       52,589
Richard P. Chapman Jr.  5,469,687       54,408
William H. Cunningham   5,463,210       60,885
Ronald R. Dion          5,472,090       52,005
Charles L. Ladner       5,472,463       51,632
Dr. John A. Moore       5,472,463       51,632
Patti McGill Peterson   5,465,059       59,036
Steven R. Pruchansky    5,469,528       54,567
James A. Shepherdson    5,467,709       56,386